POOL

Saskatchewan Wheat Pool

HEAD OFFICE: 2525 Victoria Avenue, [redacted] TEL: (306) 569-4411 FAX: (306) 569-4708

04012645

Exemption #: 82-5037

February 6, 2004

04 FEB -9 AM 7:21

SUPPL

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
<u>Pursuant to Rule 12g3-2(b)</u>

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is a copy of a news release dated February 6, 2004, regarding the Pool President retiring at the end of this month. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Vargo
for: Colleen Vancha, Vice-President
Investor Relations and Communications

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

Copy to: Ray Dean, General Counsel and Corporate Secretary
Wayne Cheeseman, Executive Vice President, Finance & Chief Financial Officer

Attachment

dlw 2/9

POOL

Saskatchewan Wheat Pool

For Immediate Release
Date: February 6, 2004
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.B

SEC Exemption #: 82-5037

POOL PRESIDENT READY FOR NEW CHALLENGES

Marvin Wiens will retire at the end of this month as a delegate and member of the Board of Directors of Saskatchewan Wheat Pool, following four consecutive terms as President and Chairman of the Board.

Wiens, from the Wymark area near Swift Current, Saskatchewan, was first elected as a Pool delegate in 1982 and as director in 1984. He became a Vice-President in 1997 and began his first term as President in 2000. During his tenure on the Board, the Pool recorded many milestones, as it anticipated and adapted to shifting market and industry demands.

"Just like agriculture, the Pool has changed significantly over the years," Wiens said. "We've grown and changed and built an organization better suited to meet the needs of today's farmers. I am extremely proud of all that this co-operative has accomplished over the years, and now, with the successful restructuring behind it and new optimism in the country, there is a tremendous opportunity for someone new to accept the challenge of the President's position."

Some of the more notable Pool achievements during Wiens' time on the Board of Directors include:

- The construction of its first concrete elevator at Luseland (1987)
- The transition to a publicly traded company (1996)
- The expansion of its business operations into Alberta and Manitoba, under the AgPro brand (1999)
- The successful conclusion of a comprehensive financial restructuring plan (2002)

As well, during his four terms as President and Chairman of the Board, the Pool's corporate governance underwent significant change. In 2000, two outside advisors were appointed to bring additional business perspective and expertise to the Board table. In 2001, the number of directors decreased from 16 to 12. In 2003, four independent directors joined eight delegate directors to form the Board. These and similar changes have helped the company align its governance with industry best practices and meet regulatory requirements for publicly traded companies today.

"I have greatly appreciated Mr. Wiens' insight into the needs of our producer customers," Pool CEO Mayo Schmidt said. "He led the Board during an extremely critical time for this company and helped our team facilitate changes that will ensure the Pool remains a leader in the agricultural industry in Western Canada for years to come."

Following his retirement from his position at the Pool, Wiens plans to spend more time with his family and concentrate on his own farming operation.

Investor Relations and Communications 2625 Victoria Ave. Regina SK S4T 7T9 Tel:(306) 569-4525 Fax:(306) 569-4400 www.swp.com

Wiens will be replaced on the Board of Directors when the triennial elections for delegate Directors of the Board take place the first week in March. Elections for the Board's executive will take place March 23, 2004.

Saskatchewan Wheat Pool is a publicly traded agribusiness co-operative headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

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For more information:

Media:

Dawn Blaus
306-569-4291
Investor Relations and Communications
Saskatchewan Wheat Pool

Investors:

Colleen Vancha
306-569-4782
Investor Relations and Communications
Saskatchewan Wheat Pool